     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 2003



                                            REGISTRATION STATEMENT NO. 333-70759

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                         POST-EFFECTIVE AMENDMENT NO. 2

                                       ON

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                             DOANE PET CARE COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                             2040                            43-1350515
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)           Identification Number)

                             ---------------------
                            210 WESTWOOD PLACE SOUTH
                                   SUITE 400
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 373-7774
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)


                               PHILIP K. WOODLIEF


              VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER


                            210 WESTWOOD PLACE SOUTH


                                   SUITE 400

                           BRENTWOOD, TENNESSEE 37027
                                 (615) 373-7774
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                             ---------------------

                                   COPIES TO:

                                 ALAN P. BADEN
                             VINSON & ELKINS L.L.P.
                                666 FIFTH AVENUE
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10103
                                 (917) 206-8000
                              (917) 206-8100 (FAX)
                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.


    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                EXPLANATORY NOTE


    This post-effective amendment to the registration statement contains a prospectus relating to certain market-making transactions in the 9 3/4% Senior Subordinated Notes due 2007 of Doane Pet Care Company. In order to register under Rule 415 of the Securities Act of 1933, as amended, those notes that will be offered and sold in market-making transactions, the appropriate box on the cover page of the registration statement has been checked and the undertakings required by Item 512(a) of Regulation S-K have been included in Item 17 of Part II.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT EXCHANGE FOR THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                             SUBJECT TO COMPLETION



                   PRELIMINARY PROSPECTUS DATED APRIL 7, 2003


                             DOANE PET CARE COMPANY


                   9 3/4% SENIOR SUBORDINATED NOTES DUE 2007


                             ---------------------

INTEREST


     - Interest on the notes is payable on November 15 and May 15 each year at a 9 3/4% annual rate.


REDEMPTION

     - We may redeem some or all of the notes at the redemption prices set forth in this prospectus.


CHANGE IN CONTROL


     - If we experience a change in control, you may require us to repurchase your notes at a purchase price equal to 101% of the notes' principal amount plus accrued and unpaid interest.

SECURITY AND RANKING

     - The notes are not secured by any collateral.

     - They are subordinate to all debt except that they rank equal to existing and future unsecured senior subordinated debt.


     - As of February 28, 2003, the notes were subordinated to $427.0 million of senior debt.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This prospectus is to be used by Credit Suisse First Boston LLC ("CSFB") and J.P. Morgan Securities Inc. ("JPMorgan") in connection with offers and sales of the notes in market-making transactions in the notes. CSFB and JPMorgan may act as principal or agent in such transactions. Such sales will be made at negotiated prices related to prevailing market prices at the time of sale. The notes are not listed on any securities exchange or admitted to trading in the National Association of Securities Dealers Automated Quotation System and we do not intend to make any such listing or seek such admission to trading. CSFB and JPMorgan currently make a market in the notes; however, neither CSFB nor JPMorgan is obligated to continue to do so and any market-making may be discontinued at any time. We receive no portion of the proceeds of sales of the notes and have paid certain expenses incident to the registration of the notes.


                             ---------------------


CREDIT SUISSE FIRST BOSTON                                              JPMORGAN



               The Date of this Prospectus is [          ], 2003.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US, CSFB OR JPMORGAN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


                      WHERE YOU CAN FIND MORE INFORMATION

     The notes were originally issued by Doane Pet Care Company, a Delaware corporation, in an exchange offer that expired on May 12, 1999. References in this prospectus to "we," "us," "our" or "Doane" refer to Doane Pet Care Company and its subsidiaries. Doane Pet Care Enterprises, Inc., our parent corporation, was formed in 1995 by a group of investors led by Summit Capital Inc., DLJ Merchant Banking Partners, L.P., Chase Manhattan Investment Holdings, Inc. and certain members of management to acquire Doane for an aggregate purchase price of $249.1 million, including existing indebtedness.


OUR PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT 210 WESTWOOD PLACE SOUTH, SUITE 400, BRENTWOOD, TENNESSEE 37027, AND OUR TELEPHONE NUMBER IS (615) 373-7774.



     This prospectus constitutes part of a post-effective amendment on Form S-3 to the registration statement on Form S-4 filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, in connection with the exchange offer for the notes. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the registration statement and to the exhibits thereto for further information with respect to our company and the notes. Any statements contained herein concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.



     We file annual, quarterly and current reports, and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     Our annual report on Form 10-K (and related exhibits) for the year ended December 28, 2002, as previously filed by us with the SEC, is incorporated by reference in this prospectus.



     All documents filed by us after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering of the notes offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of any of the documents summarized in this prospectus or incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address and phone number:



     Mr. Philip K. Woodlief


     Vice President, Finance and Chief Financial Officer

     Doane Pet Care Company

     210 Westwood Place South


     Suite 400


     Brentwood, Tennessee 37027

     (615) 373-7774

                                   USE OF PROCEEDS

     We will not receive any proceeds from the sale of the notes in any market-making transaction with which this prospectus may be delivered.

                       RATIO OF EARNINGS TO FIXED CHARGES


     For purposes of calculating the ratio of earnings to fixed charges, earnings available for fixed charges (income (loss) before income taxes plus fixed charges) is divided by fixed charges (interest expense, net, plus 33% of rent expense).



                                                       YEARS ENDED
                       ---------------------------------------------------------------------------
                       DECEMBER 31,     JANUARY 1,      DECEMBER 30,   DECEMBER 29,   DECEMBER 28,
                         1998(1)           2000           2000(1)        2001(1)          2002
                       ------------   ---------------   ------------   ------------   ------------
Ratio of earnings to
  fixed charges......      (0.09)x         1.99x           0.89x          0.35x          1.26x


---------------


(1) The amounts of deficiency in earnings available for fixed charges from a ratio of 1.0x (in thousands) are $34,288, $5,739, and $38,109 for the years ended December 31, 1998, December 30, 2000 and December 29, 2001, respectively.

                            DESCRIPTION OF THE NOTES

GENERAL

     The notes were issued under an indenture dated as of November 12, 1998 that we entered into with Wilmington Trust Company, as trustee. We have summarized selected provisions of the notes and the indenture below. The summary is not complete. For a complete description, you should refer to the indenture, which we have filed with the SEC. Please read "Where You Can Find More Information." We have used certain capitalized terms in this summary that are defined below under "-- Certain Definitions." As used in this summary, the term "Company" refers to Doane Pet Care Company and not to any of its subsidiaries.

     Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York, except that, at the option of the Company, payment of interest may be made by check mailed to the registered addresses of the holders.

TERMS OF THE NOTES


     The notes are unsecured senior subordinated obligations of the Company, limited to $150.0 million aggregate principal amount and will mature on May 15, 2007. Each note bears interest at the rate of 9 3/4% per annum from the date of issuance, or from the most recent date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 of each year commencing on May 15, 1999 to holders of record at the close of business on the May 1 or November 1, whether or not a business day, immediately preceding the interest payment date.


OPTIONAL REDEMPTION


     The Company has the option to redeem the notes, in whole or in part, at any time upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to the registered address of each holder of notes to be redeemed, at the following redemption prices, which are expressed as percentages of principal amount, plus accrued and unpaid interest to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.


     If redeemed during the 12-month period commencing on May 15 of the years set forth below:

PERIOD                                                         REDEMPTION PRICE
------                                                         ----------------
2002........................................................       104.875%
2003........................................................       103.250%
2004........................................................       101.625%
2005 and thereafter.........................................       100.000%


     In the case of any partial redemption, selection of the notes for redemption will be made by the trustee on a pro rata basis, by lot or by a method that complies with applicable legal and securities exchange requirements, if any, and that the trustee deems to be fair and appropriate, although no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.


RANKING


     The payment of Indebtedness evidenced by the notes and the Subsidiary Guarantees is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents when due of (i) all Senior Indebtedness of the Company in the case of the notes and (ii) all Guarantor Senior Indebtedness of each Subsidiary Guarantor in the case of their obligations under the Subsidiary Guarantees. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "-- Defeasance" below is not subordinate to any Senior Indebtedness or subject to the restrictions described herein. At February 28, 2003, the aggregate amount of the Company's outstanding Senior Indebtedness was approximately $427.0 million. Although the indenture contains limitations on the amount of additional Indebtedness that the Company may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "-- Certain
Covenants -- Limitation on Indebtedness."



     "Senior Indebtedness" means the principal of, premium, if any, and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company regardless of whether post-filing interest is allowed in the proceeding, on, and fees and other amounts owing in respect of, the senior credit facility and all other Indebtedness of the Company, whether outstanding on November 12, 1998 or thereafter issued, unless, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that the obligations in respect of such Indebtedness are not superior in right of payment to the notes; provided, however, that Senior Indebtedness will not include:


     - any obligation of the Company to any subsidiary;

     - any liability for federal, state, foreign, local or other taxes owed or owing by the Company;

     - any accounts payable or other liability to trade creditors arising in the ordinary course of business, including guarantees thereof or instruments evidencing such liabilities;

     - any Indebtedness, guarantee or obligation of the Company that is expressly subordinate or junior in right of payment to any other Indebtedness, guarantee or obligation of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations; or

     - any capital stock.


     "Guarantor Senior Indebtedness" means, with respect to a Subsidiary Guarantor, whether outstanding on November 12, 1998 or thereafter issued, any guarantee of the Bank Indebtedness by such Subsidiary Guarantor, all other guarantees by such Subsidiary Guarantor of Senior Indebtedness of the Company and all Indebtedness of such Subsidiary Guarantor, including interest and fees thereon, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations of such Subsidiary Guarantor in respect of such Indebtedness are not superior in right of payment to the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee; provided, however, that Guarantor Senior Indebtedness shall not include:



     - any obligations of such Subsidiary Guarantor to the Company or any other Subsidiary of the Company;



     - any liability for federal, state, local or other taxes owed or owing by such Subsidiary Guarantor;



     - any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);



     - any Indebtedness, guarantee or obligation of such Subsidiary Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness, guarantee or obligation of such Subsidiary Guarantor, including any Guarantor Senior Subordinated Indebtedness and Guarantor Subordinated Obligations of such Subsidiary Guarantor; or



     - any capital stock.



     Only Indebtedness of the Company that is Senior Indebtedness will rank senior to the notes and only Indebtedness of each Subsidiary Guarantor that is Guarantor Senior Indebtedness of such Subsidiary Guarantor will rank senior to the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee, each in accordance with the provisions of the indenture. The notes will in all respects rank equally with all other Senior Subordinated Indebtedness of the Company and the Subsidiary Guarantee of each Subsidiary Guarantor will rank equally with Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor. The Company has agreed in the indenture that it will not incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in any respect to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinate or junior to Indebtedness secured by a lien merely because it is unsecured.


     Neither the Company nor any Subsidiary Guarantor may pay the principal of, premium, if any, or interest on, or other amounts with respect to, the notes or make any deposit pursuant to the provisions described under "-- Defeasance" below or repurchase, redeem or otherwise retire any notes whether directly by the Company or by any Subsidiary Guarantor under any Subsidiary Guarantee (collectively, "pay the notes") if:



          (1) any Senior Indebtedness in the case of the Company or any Guarantor Senior Indebtedness of such Subsidiary Guarantor in the case of such Subsidiary Guarantor is not paid when due; or



          (2) any other default on Senior Indebtedness in the case of the Company or such Guarantor Senior Indebtedness in the case of such Subsidiary Guarantor occurs and the maturity of such Senior Indebtedness in the case of the Company or such Guarantor Senior Indebtedness in the case of such Subsidiary Guarantor is accelerated in accordance with its terms unless, in either case, (x) the default has been cured or waived and any such acceleration has been rescinded in writing or (y) such Senior Indebtedness in the case of the Company or such Guarantor Senior Indebtedness in the case of such Subsidiary Guarantor has been paid in full in cash or cash equivalents.



     However, the Company or such Subsidiary Guarantor may pay any amounts, whether directly or pursuant to the Subsidiary Guarantee, without regard to the foregoing if the Company or such Subsidiary Guarantor and the trustee receive written notice approving the payment from the representative of the Designated Senior Indebtedness in the case of the Company or such Guarantor Senior Indebtedness in the case of such Subsidiary Guarantor with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing.



     During the continuance of any default, other than a default described in clause (1) or (2) of the second preceding sentence, with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice, except notice that may be required to effect the acceleration, or the expiration of any applicable grace periods, neither the Company (in the case of Designated Senior Indebtedness of the Company) nor any Subsidiary Guarantor (in the case of Designated Senior Indebtedness of such Subsidiary Guarantor) may pay any amounts in respect of the notes, either directly or pursuant to a Subsidiary Guarantee, for a period (a "payment blockage period") commencing upon the receipt by the Company and the trustee, with a copy to such Subsidiary Guarantor, of written notice (a "blockage notice") of default from the representative of the holders of the Designated Senior Indebtedness specifying an election to effect a payment blockage period and ending 179 days thereafter (or earlier in certain circumstances). Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of the Designated Senior Indebtedness or the representative of those holders have accelerated the maturity of the Designated Senior Indebtedness, the Company or such Subsidiary Guarantor may resume payments on the notes, either directly or pursuant to the Subsidiary Guarantee, after the end of the payment blockage period. Not more than one blockage notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during that period.



     Upon any payment or distribution of the assets of the Company or any Subsidiary Guarantor to creditors upon a total or partial liquidation or a total or partial dissolution of the Company or such Subsidiary Guarantor or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or such Subsidiary Guarantor or their respective properties, (i)the holders of Senior Indebtedness in the case of the Company or holders of Guarantor Senior Indebtedness of such Subsidiary Guarantor in the case of such Subsidiary Guarantor will be entitled to receive payment in full in cash or cash equivalents of all Senior Indebtedness in the case of the Company or all such Guarantor Senior Indebtedness in the case of such Subsidiary Guarantor before the holders are entitled to receive any payment, and (ii) until the Senior Indebtedness (in the case of the Company) or the Guarantor Senior Indebtedness (in the case of such Subsidiary Guarantor) is paid in full in cash or cash equivalents, any payment or distribution to which holders would be entitled but for the subordination provisions of the indenture will be made to holders of the Senior Indebtedness in the case of payments or distributions made by the Company or the holders of such Guarantor Senior Indebtedness in the case of payments or distributions made by such Subsidiary Guarantor, in each case as their respective interests may appear.



     If payment of the notes is accelerated because of an event of default, the Company, the Subsidiary Guarantors or the trustee shall promptly notify the holders of the Designated Senior Indebtedness and their representatives of the acceleration. If any Designated Senior Indebtedness is outstanding, neither the Company (in the case of Designated Senior Indebtedness of the Company) nor any Subsidiary Guarantor (in the case of Designated Senior Indebtedness of such Subsidiary Guarantor) may pay the notes, either directly or pursuant to the Subsidiary Guarantee, until five business days after the representative of such Designated Senior Indebtedness receives notice of the acceleration and, thereafter, the Company (in the case of Designated Senior Indebtedness of the Company) or such Subsidiary Guarantor (in the case of Designated Senior Indebtedness of such Subsidiary Guarantor) may pay the notes, either directly or pursuant to the Subsidiary Guarantee, only if the subordination provisions of the indenture otherwise permit payment at that time.



     By reason of the subordination provisions contained in the indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness or creditors of the Subsidiary Guarantors who are holders Guarantor Senior Indebtedness may recover more, ratably, than the holders of the notes, and creditors of the Company or the Subsidiary Guarantors who are not holders of Senior Indebtedness, Guarantor Senior Indebtedness or of Senior Subordinated Indebtedness, including the notes, may recover less, ratably, than holders of Senior Indebtedness or the holders of Guarantor Senior Indebtedness and may recover more, ratably, than holders of Senior Subordinated Indebtedness.



SUBSIDIARY GUARANTEES



     Pursuant to the covenant described under "-- Future Note Guarantors," the Company's obligations under the notes have been, on a joint and several basis, unconditionally and irrevocably, guaranteed by Doane/Windy Hill Joint Venture, L.L.C. and DPC Investment Corp. Each Subsidiary Guarantee constitutes an unsecured senior subordinated obligation of the applicable Subsidiary Guarantor. See "-- Ranking."


CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "change of control"), each holder of notes will have the right to require the Company to repurchase all or any part of that holder's notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date:

          (1) Prior to the first public offering of voting stock of the Company or Doane Pet Care Enterprises, Inc., as the case may be, the Permitted Holders cease to be the "beneficial owner," as defined in Rules 13d-3 and 13d-5 under the Exchange Act, directly or indirectly, of majority voting power of the voting stock of the Company, whether as a result of issuance of securities of the Company or Doane Pet Care Enterprises, Inc., as the case may be, any merger, consolidation, liquidation or dissolution of the Company or Doane Pet Care Enterprises, Inc., as the case may be, any direct or indirect transfer of securities by any Permitted Holder or otherwise. For purposes of this paragraph (1) and paragraph (2) below, the Permitted Holders will be deemed to beneficially own any voting stock of a person (the "specified corporation") held by any other person (the "parent corporation") so long as the Permitted Holders beneficially own, directly or indirectly, a majority of the voting power of the voting stock of the parent corporation.

          (2) Following the first public offering of voting stock of the Company or Doane Pet Care Enterprises, Inc., as the case may be, any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than one or more Permitted Holders, is or becomes the beneficial owner, as defined in paragraph (1) above, except that a person shall be deemed to have "beneficial ownership" of all shares that any person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, directly or indirectly, of more than 35% of the total voting power of the voting stock of the Company or Doane Pet Care Enterprises, Inc., as the case may be; provided that the Permitted Holders beneficially own, as defined in paragraph (1) above, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the voting stock of the Company or Doane Pet Care Enterprises, Inc., as the case may be, than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the Company or Doane Pet Care Enterprises, Inc., as the case may be. For purposes of this paragraph (2), the other person shall be deemed to beneficially own any voting stock of a specified corporation held by a parent corporation, if the other person "beneficially owns," as defined in this paragraph (2), directly or indirectly, more than 35% of the voting power of the voting stock of the parent corporation and the Permitted Holders "beneficially own," as defined in paragraph (1) above, directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of the parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the parent corporation.

          (3) During any period of two consecutive years, individuals who at the beginning of that period constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of that period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors then in office.

     Within 30 days following any change of control, unless the Company has mailed a redemption notice with respect to all the outstanding notes in connection with the change of control, the Company shall mail a notice to each holder of record of the notes with a copy to the trustee stating:

     - that a change of control has occurred and that the holder has the right to require the Company to purchase its notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of holders of record on a record date to receive interest on the relevant interest payment date;

     - the circumstances and relevant facts and financial information concerning the change of control;

     - the repurchase date, which shall be no earlier than 30 days nor later than 60 days from the date the notice is mailed; and

     - the procedures determined by the Company, consistent with the indenture, that a holder must follow in order to have its notes purchased.

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the indenture by virtue thereof.

     The occurrence of certain of the events that would constitute a change of control would constitute a default under the new credit facility. Future Senior Indebtedness of the Company and its subsidiaries may contain prohibitions of certain events that would constitute a change of control or require that Senior Indebtedness to be repurchased upon a change of control. Moreover, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under the Senior Indebtedness, even if the change of control itself does not, due to the financial effect of the repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a repurchase may be limited by the Company's then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Even if sufficient funds were otherwise available, the terms of the new credit facility generally prohibit the Company's prepayment of the notes prior to their scheduled maturity. Consequently, if the Company is not able to prepay the senior credit facility and any other Senior

Indebtedness containing similar restrictions or obtain requisite consents or waivers, as described above, the Company will be unable to fulfill its repurchase obligations if holders of the notes exercise their repurchase rights following a change of control, thereby resulting in a default under the indenture.

CERTAIN COVENANTS

     The indenture contains certain covenants including the following:

     Limitation on Indebtedness. The Company shall not, and shall not permit any of its subsidiaries to, incur any Indebtedness; provided, however, that the Company and any of its subsidiaries may incur Indebtedness if on the date thereof the Consolidated Coverage Ratio would be greater than 2.00:1.00.

     (2) Notwithstanding the foregoing paragraph (1), the Company and its subsidiaries may incur the following Indebtedness:


          (a) Indebtedness incurred in connection with the senior credit facility provided that the aggregate principal amount of Indebtedness incurred pursuant to this clause does not exceed an amount outstanding at any time equal to $330.0 million less the aggregate amount of permanent reductions of commitments to extend credit thereunder and repayments of principal thereof, without duplication of repayments required as a result of the reductions of commitments;


          (b) Indebtedness of the Company to any wholly-owned subsidiary and of any subsidiary to the Company or any wholly-owned subsidiary;

          (c) Indebtedness represented by the notes, any Indebtedness, other than the Indebtedness described in clauses (a) and (b) above, outstanding on November 12, 1998 and any Refinancing Indebtedness incurred in respect of any Indebtedness described in this clause;


          (d) Indebtedness represented by the Subsidiary Guarantees and certain guarantees of Indebtedness;


          (e) Indebtedness under currency agreements and interest rate agreements that are entered into for bona fide hedging purposes of the Company or its subsidiaries, as determined in good faith by the board of directors or senior management of the Company, and correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of the Company or its subsidiaries incurred without violation of the indenture or to business transactions of the Company or its subsidiaries on customary terms entered into in the ordinary course of business; and

          (f) Indebtedness of the Company or any of its subsidiaries, which may comprise Indebtedness incurred in connection with the senior credit facility, in an aggregate principal amount at any time outstanding not in excess of $15.0 million.

     (3) Notwithstanding any other provision of this covenant, the Company shall not incur any Indebtedness:

     - pursuant to paragraph (2) above if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless that Indebtedness shall be subordinated to the notes to at least the same extent as such Subordinated Obligations or

     - pursuant to paragraph (1) or (2) if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness.

     (4) The Company shall not incur any Indebtedness secured by a lien that is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the notes equally and ratably with that Indebtedness for so long as it is secured by a lien.

     Limitation on Restricted Payments. (1) The Company will not, and will not permit any subsidiary, directly or indirectly to:


     - declare or pay any dividend or make any distribution on or in respect of its capital stock, including any payment in connection with any merger or consolidation involving the Company, except dividends or distributions payable in its capital stock, other than Disqualified Stock, and dividends or distributions payable to the Company or another subsidiary, and, if the subsidiary is not a wholly-owned subsidiary, to its other stockholders on a pro rata basis;

     - purchase, redeem, retire or otherwise acquire for value any capital stock of the Company or any subsidiary held by persons other than the Company or another subsidiary;

     - purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations, other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition; or

     - make any investment, other than a Permitted Investment, in any person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or investment being herein referred to as a "restricted payment"), if at the time the Company or the subsidiary makes the restricted payment: a default shall have occurred and be continuing, or would result therefrom; the Company could not incur at least an additional $1.00 of Indebtedness pursuant to paragraph (1) under "-- Limitation on Indebtedness;" or the aggregate amount of the restricted payment and all other restricted payments declared or made subsequent to, but not on, November 12, 1998 would exceed the sum of:

          (a) 50% of the Consolidated Net Income, disregarding any impact on Consolidated Net Income caused by the Company's distribution to Doane Pet Care Enterprises, Inc. on November 12, 1998 of an amount required to enable Doane Pet Care Enterprises, Inc. to repay in full the convertible subordinated promissory note issued to Heinz Pet Products Company, accrued during the period from November 12, 1998 to the end of the most recent fiscal quarter ending prior to the date of the restricted payment as to which financial results are available, but in no event more than 135 days prior to the date of the restricted payment, or, in case the Consolidated Net Income shall be a deficit, minus 100% of that deficit;

          (b) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its capital stock, other than Disqualified Stock, or other cash contributions to its capital subsequent to November 12, 1998, other than an issuance or sale to a subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its subsidiaries;

          (c) aggregate Net Cash Proceeds from the issue or sale of its capital stock to an employee stock ownership plan or similar trust, provided, however, that if the plan or trust incurs any Indebtedness to or guaranteed by the Company to finance the acquisition of the capital stock, the aggregate amount shall be limited to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by the plan or trust with respect to Indebtedness incurred by it to finance the purchase of the capital stock; and

          (d) the amount by which Indebtedness of the Company or its subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange, other than by a subsidiary, subsequent to November 12, 1998 of any Indebtedness of the Company or its subsidiaries convertible or exchangeable for capital stock, other than Disqualified Stock, of the Company, less the amount of any cash, or other property, distributed by the Company or any subsidiary upon the conversion or exchange.

     (2) The provisions of paragraph (1) shall not prohibit:

     - any purchase or redemption of capital stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, capital stock of the Company, other than Disqualified Stock and other than capital stock issued or sold to a subsidiary or an employee stock ownership plan or other trust established by the Company or any of its subsidiaries; provided, however, that the purchase or redemption shall be excluded in the calculation of the amount of restricted payments and the Net Cash Proceeds from the sale shall be excluded from clause (B) of paragraph (1) above;

     - any purchase or redemption of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company; provided, however, that the purchase or redemption shall be excluded in the calculation of the amount of restricted payments;

     - any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under "-- Limitation on Sales of Assets and Subsidiary Stock" below; provided, however, that the purchase or redemption shall be excluded in the calculation of the amount of restricted payments;

     - dividends paid within 60 days after the date of declaration if at the date of declaration the dividend would have complied with this provision; provided, however, that the dividend shall be included in the calculation of the amount of restricted payments;

     - payment of dividends or other distributions by the Company for the purposes set forth in clauses (A) through (C) below; provided, however, that any dividend or distribution described in clauses (A) and (B) will be excluded in the calculation of the amount of restricted payments and any dividend or distribution described in clause (C) will be included in the calculation of the amount of restricted payments:

             (a) in amounts equal to the amounts required for Doane Pet Care Enterprises, Inc. to pay franchise taxes and other fees required to maintain its legal existence and provide for audit, accounting, legal and other operating costs of up to $500,000 per fiscal year;

             (b) in amounts equal to amounts required for Doane Pet Care Enterprises, Inc. to pay federal, state and local income taxes to the extent those income taxes are attributable to the income of the Company and its subsidiaries; and

             (c) in amounts equal to amounts expended by the Company or Doane Pet Care Enterprises, Inc. to repurchase capital stock of the Company or Doane Pet Care Enterprises, Inc. owned by employees, including former employees, of the Company or its subsidiaries or their assigns, estates and heirs; provided that the aggregate amount paid, loaned or advanced pursuant to this clause (C) shall not, in the aggregate, exceed the sum of $3.0 million plus any amounts contributed by Doane Pet Care Enterprises, Inc. to the Company as a result of resales of the repurchased shares of capital stock; or

     - any repurchase of equity interest deemed to occur upon exercise of stock options if those equity interests represent a portion of the exercise price of the options.


     Limitation on Restrictions on Distributions From Subsidiaries. Except for agreements of IPES, Doane Pet Care Spain, S.A. or Effeffe, S.p.a. governing Indebtedness existing prior to November 12, 1998 or incurred thereafter in accordance with the "-- Limitation of Indebtedness" restrictions described above, the Company shall not, and shall not permit any of its subsidiaries to:


          (1) create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any subsidiary to pay dividends, make any other distributions on its capital stock or pay any Indebtedness or other obligation owed to the Company;

          (2) make any loans or advances to the Company; or

          (3) transfer any of its property or assets to the Company except:

        - any encumbrance or restriction pursuant to an agreement in effect on November 12, 1998, including those arising under or in connection with the senior credit facility;

        - any encumbrance or restriction with respect to a subsidiary pursuant to an agreement relating to any Indebtedness incurred by a subsidiary prior to the date on which that subsidiary was acquired by the Company, other than Indebtedness incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which that subsidiary was acquired by the Company;

        - any encumbrance or restriction with respect to a subsidiary pursuant to an agreement effecting a refinancing of Indebtedness incurred pursuant to an agreement referred to in this subsection or contained in any amendment, supplement or modification, including an amendment and restatement, to an agreement referred to in this subsection; provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment taken as a whole are no less favorable to the holders of the notes in any material respect than encumbrances and restrictions contained in the agreements;

        - any encumbrance or restriction:

             (a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license, or similar contract,

             (b) by virtue of any transfer of, agreement to transfer, option or right with respect to, or lien on, any property or assets of the Company or any subsidiary not otherwise prohibited by the indenture, or

             (c) contained in security agreements securing Indebtedness of a subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to those security agreements;

           -- any restriction imposed by applicable law;

           -- any restriction with respect to a subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the capital stock or assets of that subsidiary pending the closing of the sale or disposition; and

           -- purchase obligations for property acquired in the ordinary course of business that impose certain restrictions on the property so acquired.

     Limitation on Sales of Assets. The Company shall not, and shall not permit any subsidiary to, make any Asset Disposition unless:

     - the Company or subsidiary receives consideration, including by way of relief from, or by any other person assuming sole responsibility for, any liabilities, contingent or otherwise, at the time of the Asset Disposition at least equal to the fair market value of the shares and assets subject to the Asset Disposition,

     - at least 85% of the consideration thereof received by the Company or subsidiary is in the form of cash and

     - an amount equal to 100% of the Net Available Cash from the Asset Disposition is applied by the Company, or the subsidiary, as the case may be:

          (A) first, to the extent the Company elects, or is required by the terms of any Senior Indebtedness or Indebtedness, other than preferred stock, of a wholly-owned subsidiary, to prepay, repay or purchase Senior Indebtedness or such Indebtedness, other than preferred stock, of a wholly-owned subsidiary, in each case other than Indebtedness owed to the Company or an Affiliate of the Company, within one year after the later of the date of the Asset Disposition or the receipt of the Net Available Cash;

          (B) second, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or the subsidiary elects, to reinvest in Additional Assets, including by means of an investment in Additional Assets by a subsidiary with Net Available Cash received by the Company or another subsidiary, within one year after the later of the date of the Asset Disposition or the receipt of the Net Available Cash;

          (C) third, to the extent of the balance of the Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to purchase notes pursuant and subject to the conditions of the indenture to the holders of notes at a purchase price of 100% of the principal amount thereof plus accrued and unpaid interest to the purchase date; and

          (D) fourth, to the extent of the balance of the Net Available Cash after application in accordance with clauses (A), (B) and (C), to acquire Additional Assets, other than Indebtedness and capital stock, or to prepay, repay or purchase Indebtedness of the Company, other than Indebtedness owed to an Affiliate of the Company and other than Disqualified Stock of the Company, or Indebtedness of any subsidiary, other than Indebtedness owed to the Company or an Affiliate of the Company, in each case described in this clause (D) within one year from the receipt of the Net Available Cash or, if the Company has made an offer pursuant to clause (C), six months from the date the offer is completed.

     In connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A), (C) or (D) above, the Company or such subsidiary shall retire such Indebtedness and shall cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions, the Company and its subsidiaries shall not be required to apply any Net Available Cash in accordance herewith except to the extent that the aggregate Net Available Cash from all Asset Dispositions that are not applied in accordance with this covenant at any time exceed $1.0 million. The Company shall not be required to make an offer for the notes pursuant to this covenant if the Net Available Cash available therefor, after application of the proceeds as provided in clauses (A) and (B), is less than $10.0 million for any particular Asset Disposition, which lesser amounts shall be carried forward for purposes of determining whether an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition.

     For purposes of this covenant, the following will be deemed to be cash:

     - the assumption of Indebtedness, other than Disqualified Stock, of the Company or any subsidiary and the release of the Company or the subsidiary from all liability on that Indebtedness in connection with the Asset Disposition and

     - securities received by the Company or any subsidiary of the Company from the transferee that are promptly converted by the Company or such subsidiary into cash.

     (2) In the event of an Asset Disposition that requires the purchase of notes pursuant to clause (1)(C) above, the Company will be required to purchase notes tendered pursuant to an offer by the Company for the notes at a purchase price of 100% of their principal amount plus accrued interest to the purchase date in accordance with the procedures, including prorating in the event of oversubscription, set forth in the indenture. If the aggregate purchase price of the notes tendered pursuant to the offer is less than the Net Available Cash allotted to the purchase of the notes, the Company will apply the remaining Net Available Cash in accordance with clause (1)(D) above.

     (3) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of the notes pursuant to the indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the indenture by virtue thereof.

     Limitation on Affiliate Transactions. (1) The Company will not, and will not permit any subsidiary to, directly or indirectly, enter into or conduct any transaction, including the purchase, sale, lease or exchange of any property or the rendering of any service, with any Affiliate of the Company (an "affiliate transaction") unless:

     - the terms of the affiliate transaction are no less favorable to the Company or the subsidiary, as the case may be, than those that could be obtained at the time of the transaction in arm's-length dealings with a person who is not an Affiliate;

     - in the event the affiliate transaction involves an aggregate amount in excess of $1.0 million, the terms of the transaction have been approved by a majority of the members of the board of directors of the Company and by a majority of the disinterested members of the board, if any (and such majority or majorities, as the case may be, determines that such affiliate transaction satisfies the criteria above); and


     - in the event the affiliate transaction involves an aggregate amount in excess of $5.0 million, the Company has received a written opinion from an independent investment banking firm of nationally recognized standing that the affiliate transaction is fair to the Company or the subsidiary, as the case may be, from a financial point of view. (2) The provisions of the foregoing paragraph (1) will not prohibit:

     - any restricted payment permitted to be paid pursuant to the covenant described under "-- Limitation on Restricted Payments;"

     - the performance of the Company's or subsidiary's obligations under any employment contract, collective bargaining agreement, employee benefit plan, related trust agreement or any other similar arrangement heretofore or hereafter entered into in the ordinary course of business;

     - payment of compensation to, and indemnity provided on behalf of, employees, officers, directors or consultants in the ordinary course of business;

     - maintenance in the ordinary course of business of benefit programs or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans, and retirement or savings plans and similar plans; or

     - any transaction between the Company and a wholly-owned subsidiary or between wholly-owned subsidiaries.

     Limitation on Sale of Subsidiary Capital Stock. The Company will not, and will not permit any subsidiary to, transfer, convey, sell, lease or otherwise dispose of any capital stock of any subsidiary to any person, other than to the Company or a wholly-owned subsidiary, and the Company will not permit any subsidiary to issue any of its capital stock to any person other than to the Company or a wholly-owned subsidiary; provided, however, that the foregoing shall not prohibit the conveyance, sale, lease or other disposition of all the capital stock of a subsidiary if the net cash proceeds from that transfer, conveyance, sale, lease, other disposition or issuance are applied in accordance with the covenant described above under "-- Limitation on Sales of Assets."


     SEC Reports. Notwithstanding that the Company may not be required to be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC, and within 15 days after the reports are filed, provide the trustee and the holders, at their addresses as set forth in the register of notes, with the annual reports and the information, documents and other reports that are otherwise required pursuant to Section 13 and 15(d) of the Exchange Act. In addition, following the registration of the common stock of the Company pursuant to Section 12(b) or 12(g) of the Exchange Act, the Company shall furnish to the trustee and the holders, promptly upon their becoming available, copies of the Company's annual report to stockholders and any other information provided by the Company to its public stockholders generally.


     Future Note Guarantors. The Company will cause each subsidiary, other than foreign subsidiaries, that incurs Indebtedness or that is a guarantor of Indebtedness incurred pursuant to clause (2)(a) of the covenant described under "-- Limitation on Indebtedness" to execute and deliver to the trustee a note guarantee pursuant to which each subsidiary, other than foreign subsidiaries, will guarantee, jointly and severally, to the holders and the trustee, subject to subordination provisions substantially the same as those described above, the full and prompt payment of the notes. Each note guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by that subsidiary without rendering the note guarantee, as it relates to such subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     Limitation on Lines of Business. The Company will not, and will not permit any subsidiary to, engage in any business, other than the pet food business and other business activities that are incidental or related thereto.

     Merger and Consolidation. The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any person, unless:

     - the resulting, surviving or transferee person (the "successor company") is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the successor company, if not the Company, expressly assumes, by supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of the Company under the notes and the indenture;

     - immediately after giving effect to the transaction, and treating any Indebtedness that becomes an obligation of the successor company or any subsidiary of the successor company as a result of the transaction as having been incurred by the successor company or that subsidiary at the time of the transaction, no default shall have occurred and be continuing;

     - immediately after giving effect to the transaction, the successor company would be able to incur at least an additional $1.00 of Indebtedness pursuant to paragraph (1) of "-- Limitation on Indebtedness;"

     - immediately after giving effect to the transaction, the successor company will have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company immediately prior to the transaction; and

     - the Company shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and the supplemental indenture, if any, comply with the indenture.

     The successor company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture, but the predecessor, the Company, in the case of a lease of all or substantially all of its assets, will not be released from the obligation to pay the principal of and interest on the notes.

     Notwithstanding the foregoing clauses, any subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company or another wholly-owned subsidiary of the Company, and the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.

EVENTS OF DEFAULT

     An event of default is defined in the indenture as:


          (1) a default by the Company in any payment of interest on any note when due and payable, continued for 30 days,



          (2) a default by the Company in the payment of principal of any note when due and payable at its stated maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,



          (3) the failure by the Company to comply with its obligations under "-- Merger and Consolidation" above,


          (4) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under "-- Change of Control" or under "-- Certain Covenants" above, in each case, other than a failure to purchase notes, which shall constitute an event of default, other than "-- Merger and Consolidation,"

          (5) the failure by the Company to comply for 60 days after notice with its other agreements contained in the indenture,

          (6) Indebtedness of the Company or any subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $5.0 million and the default shall not have been cured or the acceleration rescinded within a 10-day period (the "cross acceleration provision"),

          (7) certain events of bankruptcy, insolvency or reorganization of the Company or a significant subsidiary (the "bankruptcy provisions"),


          (8) any judgment or decree for the payment of money in excess of $5.0 million, to the extent not covered by insurance, is entered against the Company or a significant subsidiary and the judgment or decree shall remain undischarged or unstayed for a period of 60 days after it becomes final and non-appealable (the "judgment default provision") or


          (9) the failure of any note guarantee to be in full force and effect, except as contemplated by the terms thereof, or the denial or disaffirmation by any note guarantor of its obligations under the indenture or any note guarantee if such default continues for 10 days.

     However, a default under clauses (4) and (5) will not constitute an event of default until the trustee or the holders of at least 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure the default within the time specified in clauses (4) and (5) hereof after receipt of the notice.

     If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding notes by notice to the Company may declare the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, the principal and accrued and unpaid interest shall be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

     Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

     - the holder has previously given the trustee notice that an event of default is continuing,

     - holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy,

     - the holders have offered the trustee reasonable security or indemnity against any loss, liability or expense,

     - the trustee has not complied with their request within 60 days after receipt of the request and the offer of security or indemnity and

     - the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with the request within that 60-day period.

     Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the holders of notes. In addition, the Company is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. The Company also is required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute certain defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the indenture may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

     - reduce the amount of notes whose holders must consent to an amendment,

     - reduce the rate of or extend the time for payment of interest on any note,

     - reduce the principal of or extend the stated maturity of any note,

     - reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed as described under "--Optional Redemption" above,

     - make any note payable in money other than that stated in the note,

     - make any change to the subordination provisions of the indenture that adversely affects the rights of any holder of the notes,


     - impair the right of any holder to receive payment of principal of and interest on the holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to the holder's notes, or


     - make any change in the amendment provisions that require each holder's consent or in the waiver provisions.

     Without the consent of any holder, the Company and the trustee may amend the indenture to:

     - cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the indenture,

     - provide for uncertificated notes in addition to or in place of certificated notes, provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, or in a manner such that the uncertificated notes are described in Section 163(f) (2) (B) of the Internal Revenue Code of 1986,

     - add guarantees with respect to the notes,

     - secure the notes,


     - add to the covenants of the Company for the benefit of the holders of the notes, or


     - surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder or to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

     However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness or Guarantor Senior Indebtedness then outstanding unless the holders of that Senior Indebtedness or Guarantor Senior Indebtedness, or any group or representative thereof authorized to give a consent, consent to the change.


     The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if the consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, the Company is required to mail to the holders a notice briefly describing the amendment. However, the failure to give notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE


     The Company at any time may terminate all its obligations under the notes and the indenture and all obligations of the Subsidiary Guarantors under the Subsidiary Guarantee and this indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. The Company at any time may terminate its obligations under covenants described under "-- Certain Covenants," other than "-- Merger and Consolidation," the operation of the cross acceleration provision, the bankruptcy provisions with respect to subsidiaries and the judgment default provision described under "-- Events of Default" above and the limitations contained under "-- Certain Covenants -- Merger and Consolidation" above ("covenant defeasance").


     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the notes may not be accelerated because of an event of default with respect thereto. If the Company exercises its covenant defeasance option, payment of the notes may not be accelerated because of an event of default specified in clause (4), (6), (7) with respect only to subsidiaries, (8) or (9) under "-- Events of Default" above or because of the failure of the Company to comply with certain clauses under "-- Certain Covenants -- Merger and Consolidation" above.

     In order to exercise either defeasance option, the Company must irrevocably deposit in trust with the trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred, and, in the case of legal defeasance only, the opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

THE TRUSTEE

     Wilmington Trust Company is the trustee under the indenture.

GOVERNING LAW

     The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all of the following terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Additional Assets" means:

          (1) any property or assets, other than Indebtedness and capital stock, to be used by the Company or a subsidiary in the pet food business and other business activities that are incidental or related thereto;

          (2) the capital stock of a person that becomes a subsidiary as a result of the acquisition of that capital stock by the Company or another subsidiary; or (3) capital stock constituting a minority interest in any person that at the time is a subsidiary; provided, however, that, in the case of clauses (2) and (3), the subsidiary is primarily engaged in the pet food business and other business activities that are incidental or related thereto.

     "Affiliate" of any specified person means any other person, directly or indirectly, controlling or controlled by or under direct or indirect common control with the specified person, any person who is a director or officer of that person or any subsidiary of that person. For the purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of that person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "Certain
Covenants -- Limitation on Sales of Assets," "-- Limitation on Restricted Payments," "-- Limitation on Sale of Subsidiary Capital Stock" and
"-- Limitation on Affiliate Transactions" only, "Affiliate" shall also mean any beneficial owner of shares representing 5% or more of the total voting power of the voting stock, on a fully diluted basis, of the Company or of rights or warrants to purchase the voting stock, whether or not currently exercisable, and any person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

     "Asset Disposition" means any sale, lease, transfer, issuance or other disposition, or series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of capital stock of a subsidiary, other than directors' qualifying shares, property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its subsidiaries, including any disposition by means of a merger, consolidation or similar transaction, other than:

     - a disposition by a subsidiary to the Company or a wholly-owned subsidiary or by the Company or a subsidiary to a wholly-owned subsidiary;

     - a disposition of inventory or Temporary Cash Investments in the ordinary course of business;

     - a disposition of obsolete equipment or equipment that is no longer useful in the conduct of the business of the Company and its subsidiaries and that is disposed of in each case in the ordinary course of business;

     - the sale of other assets so long as the fair market value of the assets disposed of pursuant to this clause does not exceed $1.0 million in the aggregate in any fiscal year and $5.0 million in the aggregate prior to May 15, 2007;

     - for the purposes of the covenant described under "Certain
       Covenants -- Limitation on Sales of Assets" only, a disposition subject to the covenant described under "-- Limitation on Restricted Payments;" and

     - the disposition of all or substantially all of the assets of the Company in the manner permitted pursuant to the provisions described under the caption "-- Certain Covenants -- Merger and Consolidation" or any disposition that constitutes a change of control pursuant to the indenture.

     "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value, discounted at the interest rate borne by the notes, compounded annually, of the total obligations of the lessee for rental payments during the remaining term of the lease included in the Sale/Leaseback Transaction, including any period for which the lease has been extended.


     "Bank Indebtedness" means any and all amounts payable under or in respect of the senior credit agreement and any Indebtedness that is incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) Indebtedness under such senior credit agreement including Indebtedness that refinances such Indebtedness, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof (including, without limitation, cash collateralization of letters of credit).


     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date the lease may be terminated without penalty.

     "Consolidated Cash Flow" for any period means the Consolidated Net Income for that period, plus, to the extent deducted in calculating the Consolidated Net Income:

     - income tax expense,

     - Consolidated Interest Expense,

     - depreciation expense,

     - amortization expense, in each case for that period,

     - other non-cash charges reducing Consolidated Net Income, excluding any non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period,


     - expenses and non-recurring fees arising from the merger, transition costs and expenses of integrating the former operations of Windy Hill Pet Food Company, Inc. (now part of the operations of the Company) and the Company and the costs, expenses and fees arising from the issuance of the outstanding notes and the consummation of the transactions contemplated by senior credit agreement, in each case for such period, and minus, to the extent not already deducted in calculating Consolidated Net Income, the aggregate amount of "earnout" payments paid in cash during the period in connection with acquisitions previously made by the Company and non-cash items increasing Consolidated Net Income for the period.


     "Consolidated Coverage Ratio" as of any date of determination means the ratio of the aggregate amount of Consolidated Cash Flow for the period of the most recent four consecutive fiscal quarters ending prior to the date of the determination to Consolidated Interest Expense for those four fiscal quarters; provided, however, that:

          (1) if the Company or any of its subsidiaries has incurred any Indebtedness since the beginning of that period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an incurrence of Indebtedness, or both, Consolidated Cash Flow and Consolidated Interest Expense for the period shall be calculated after giving effect on a pro forma basis to the Indebtedness as if the Indebtedness had been incurred on the first day of that period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of the new Indebtedness as if the discharge had occurred on the first day of the period;

          (2) if since the beginning of the period the Company or any of its subsidiaries shall have made any Asset Disposition, Consolidated Cash Flow for the period shall be reduced by an amount equal to the Consolidated Cash Flow, if positive, attributable to the assets that are the subject of the Asset Disposition for the period or increased by an amount equal to the Consolidated Cash Flow, if negative, attributable thereto for the period, and Consolidated Interest Expense for the period shall be reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of the Company or any of its subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing subsidiaries in connection with the Asset Disposition for that period, or, if the capital stock of any subsidiary of the Company is sold, the Consolidated Interest Expense for the period directly attributable to the Indebtedness of that subsidiary to the extent the Company and its continuing subsidiaries are no longer liable for that Indebtedness after the sale;

          (3) if since the beginning of the period the Company or any of its subsidiaries, by merger or otherwise, shall have made an investment in any subsidiary of the Company, or any person that becomes a subsidiary of the Company, or an acquisition of assets, including any investment in a subsidiary of the Company or any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated Cash Flow and Consolidated Interest Expense for the period shall be calculated after giving pro forma effect thereto, including the incurrence of any Indebtedness and including the pro forma expenses and cost reductions calculated on a basis consistent with Regulation S-X of the Securities Act, as if such investment or acquisition occurred on the first day of the period; and

          (4) if since the beginning of the period any person, that subsequently became a subsidiary of the Company or was merged with or into the Company or any subsidiary of the Company since the beginning of the period shall have made any Asset Disposition or any investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a subsidiary of the Company during that period, Consolidated Cash Flow and Consolidated Interest Expense for that period shall be calculated after giving pro forma effect thereto as if the Asset Disposition, investment or acquisition occurred on the first day of the period.

     For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on that Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period, taking into account any interest rate agreement applicable to that Indebtedness if the interest rate agreement has a remaining term in excess of 12 months.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its subsidiaries, plus, to the extent not included in that interest expense:

     - interest expense attributable to Capitalized Lease Obligations and imputed interest with respect to Attributable Indebtedness;

     - amortization of debt discount and debt issuance cost, other than those debt discounts and debt issuance costs incurred on November 12, 1998;

     - capitalized interest;

     - non-cash interest expense;

     - commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

     - interest actually paid by the Company or any subsidiary under any guarantee of Indebtedness or other obligation of any other person;

     - net costs associated with currency agreements and interest rate agreements, including amortization of fees;

     - the product of all preferred stock dividends in respect of all preferred stock of subsidiaries of the Company and Disqualified Stock of the Company held by persons other than the Company or a wholly-owned subsidiary multiplied by a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Company, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; and

     - the cash contributions to any employee stock ownership plan or similar trust to the extent those contributions are used by the plan or trust to pay interest or fees to any person, other than the Company, in connection with Indebtedness incurred by the plan or trust.

     "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated subsidiaries; provided, however, that there shall not be included in Consolidated Net Income:

          (1) any net income (loss) of any person if the person is not a subsidiary, except that subject to the limitations contained in clause (4) below, the Company's equity in the net income of any person for the period shall be included in Consolidated Net Income up to the aggregate amount of cash actually distributed by the person during that period to the Company or a subsidiary as a dividend or other distribution, subject, in the case of a dividend or other distribution to a subsidiary, to the limitations contained in clause (3) below, and the Company's equity in a net loss of any such person for that period shall be included in determining Consolidated Net Income;

          (2) any net income (loss) of any person acquired by the Company or a subsidiary in a pooling of interests transaction for any period prior to the date of acquisition;

          (3) any net income (loss) of any subsidiary if the subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by that subsidiary, directly or indirectly, to the Company, except that subject to the limitations contained in (4) below, the Company's equity in the net income of any such subsidiary for such period shall be included in Consolidated Net Income up to the aggregate amount of cash that could have been distributed by the subsidiary during the period to the Company or another subsidiary as a dividend, subject, in the case of a dividend that could have been made to another subsidiary, to the limitation contained in this clause, and the Company's equity in a net loss of any such subsidiary for the period shall be included in determining Consolidated Net Income;

          (4) any gain, but not loss, realized upon the sale or other disposition of any assets of the Company or its consolidated subsidiaries, including pursuant to any Sale/Leaseback Transaction, that are not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any capital stock of any person;

          (5) any extraordinary gain or loss; and

          (6) the cumulative effect of a change in accounting principles.

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending prior to the taking of any action for the purpose of which the determination is being made as the par or stated value of all outstanding capital stock of the Company plus paid in capital or capital surplus relating to such capital stock plus any retained earnings or earned surplus less any accumulated deficit and any amounts attributable to Disqualified Stock.

     "Designated Senior Indebtedness" means the Indebtedness incurred in connection with the senior credit facility and any other Senior Indebtedness that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $5.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the indenture.

     "Disqualified Stock" means, with respect to any person, any capital stock of that person that by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event:

     - matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

     - is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

     - is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to 123 days after the stated maturity of the notes.

     "Equity Investors" means the equity owners, including those holding warrants, of Doane Pet Care Enterprises, Inc. on November 12, 1998.


     "Guarantor Senior Subordinated Indebtedness" means, with respect to a Subsidiary Guarantor, the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and any other Indebtedness of such Subsidiary Guarantor that specifically provides that such Indebtedness is to rank pari passu in right of payment with the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Subsidiary Guarantor which is not Guarantor Senior Indebtedness of such Subsidiary Guarantor.



     "Guarantor Subordinated Obligation" means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on November 12, 1998 or thereafter Incurred) which is subordinate or junior in right of payment to the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee pursuant to a written agreement.


     "Indebtedness" means, with respect to any person on any date of determination, without duplication:

          (1) the principal of and premium, if any, in respect of indebtedness of that person for borrowed money,

          (2) the principal of and premium, if any, in respect of obligations of that person evidenced by bonds, debentures, notes or other similar instruments,

          (3) all obligations of that person in respect of letters of credit or other similar instruments, including reimbursement obligations with respect thereto, other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1), (2) and (5)) entered into in the ordinary course of business of such person to the extent that such letters of credit are not drawn upon or, if and to the extent drawn upon, the drawing is reimbursed no later than the third business day following receipt by the person of a demand for reimbursement following payment on the letter of credit,

          (4) all obligations of that person to pay the deferred and unpaid purchase price of property or services, other than contingent or "earn-out" payment obligations and trade payables and accrued expenses incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services,

          (5) all Capitalized Lease Obligations and all Attributable Indebtedness of that person,

          (6) all Indebtedness of other persons secured by a lien on any asset of that person, whether or not such Indebtedness is assumed by that person, provided, however, that the amount of Indebtedness of such person shall be the lesser of the fair market value of the asset at the date of determination and the amount of such Indebtedness of such other persons,

          (7) all Indebtedness of other persons to the extent guaranteed by such person,

          (8) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any subsidiary of the Company, any preferred stock, but excluding, in each case, any accrued dividends, and

          (9) to the extent not otherwise included in this definition, obligations of such person under currency agreements and interest rate agreements.

     The amount of Indebtedness of any person at any date shall be the outstanding balance at that date of all unconditional obligations as described above as such amount would be reflected on a balance sheet in accordance with GAAP and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at that date.

     "Net Available Cash" from an Asset Disposition means cash payments received, including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form, therefrom, in each case net of:

     - all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition;

     - all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition; -- all distributions and other payments required to be made to any person owning a beneficial interest in assets subject to sale or minority interest holders in subsidiaries or joint ventures as a result of such Asset Disposition;

     - the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any subsidiary of the Company after such Asset Disposition; and

     - any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with such Asset Disposition, provided, however, that upon the termination of such escrow, Net Available Cash shall be increased by any portion of funds therein released to the Company or any subsidiary.

     "Net Cash Proceeds," with respect to any issuance or sale of capital stock or Indebtedness, means the cash proceeds of the issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with the issuance or sale and net of taxes paid or payable as a result of the issuance or sale.

     "Permitted Holders" means the Equity Investors and their respective Affiliates.

     "Permitted Investment" means:

     - any investment in a subsidiary of the Company or a person that will, upon making the investment, become a subsidiary; provided, however, that the primary business of the subsidiary is the pet food business and other business activities that are incidental or related thereto;

     - any investment in another person if as a result of such investment such other person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a subsidiary of the Company; provided, however, that the person's primary business is the pet food business and other business activities that are incidental or related thereto;

     - any investment in Temporary Cash Investments;

     - receivables owing to the Company or any of its subsidiaries, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

     - payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

     - loans or advances to employees made in the ordinary course of business of the Company or such subsidiary;

     - stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any of its subsidiaries or in satisfaction of judgments or claims;

     - investments the payment for which consists exclusively of equity securities, exclusive of Disqualified Stock, of the Company;

     - any investment that existed on November 12, 1998;

     - loans or advances to employees and directors to purchase equity securities of the Company or Doane Pet Care Enterprises, Inc.; provided that the aggregate amount of loans and advances shall not exceed $2.0 million at any time outstanding;

     - any investment in another person to the extent such investment is received by the Company or any subsidiary as consideration for Asset Disposition effected in compliance with the covenant under "-- Limitations on Sales of Assets;" -- prepayment and other credits to suppliers made in the ordinary course of business consistent with the past practices of the Company and its subsidiaries;

     - investments in connection with pledges, deposits, payments or performance bonds made or given in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety or environmental obligations; and

     - any investment in another person provided that the aggregate investments made pursuant to this clause shall not exceed in the aggregate $4.0 million at any one time outstanding, measured as of the date made and without giving effect to subsequent changes in value, provided further that such amount shall be increased by an amount equal to any return of capital received from any investment.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a subsidiary transfers that property to a person and the Company or a subsidiary leases it from that person.

     "Senior Subordinated Indebtedness" means the notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank equally with the notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company that is not Senior Indebtedness.

     "Subordinated Obligation" means any Indebtedness of the Company, whether outstanding on November 12, 1998 or thereafter incurred, that is subordinate or junior in right of payment to the notes pursuant to a written agreement.


     "Subsidiary Guarantee" means any guarantee pursuant to a supplemental indenture which may from time to time be executed and delivered by a subsidiary of the company pursuant to the indenture.



     "Subsidiary Guarantors" means any Subsidiary which is required to guarantee the Notes pursuant to the covenant described under "-- Future Note Guarantors."


     "Temporary Cash Investments" means any of the following:

          (1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

          (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250.0 million, or the foreign currency equivalent thereof, and whose long-term debt, or whose parent holding company's long-term debt, is rated "A," or a similar equivalent rating, or higher by at least one nationally recognized statistical rating organization, as defined in Rule 436 under the Securities Act;

          (3) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above; or

          (4) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation, other than an Affiliate of the Company, organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group.


     "U.S. Government Obligations" means direct obligations, or certificates representing an ownership interest in obligations, of the United States of America, including any agency or instrumentality thereof, for the payment of which the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the issuer's option.

                              PLAN OF DISTRIBUTION


     This prospectus has been prepared for use by CSFB and JPMorgan in connection with offers and sales of the notes in market-making transactions in the notes. Such sales will be made at negotiated prices related to prevailing market prices at the time of sale. CSFB and JPMorgan may act as principal or agent in such transactions. CSFB and JPMorgan have advised us that they currently make a market in the notes. However, neither CSFB nor JPMorgan is obligated to do so, and any such market-making may be discontinued at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the notes.



     We have agreed to indemnify CSFB and JPMorgan against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments which CSFB and JPMorgan might be required to make in respect thereof.



     For a description of the relationship between each of CSFB and JPMorgan and us, please see Item 13 -- "Certain Relationships and Related Transactions" of our Form 10-K.


                                 LEGAL MATTERS

     The validity of the notes has been passed upon for Doane by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS


     The consolidated financial statements of Doane Pet Care Company as of December 29, 2001 and December 28, 2002, and for each of the years in the three-year period ended December 28, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering fiscal 2002 consolidated financial statements refers to a change in accounting for goodwill and other intangible assets.


     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH ANY OFFERING CONTEMPLATED HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DOANE OR ANY AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF DOANE SINCE THE DATE HEREOF. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFERING OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             DOANE PET CARE COMPANY

                        9 3/4% SENIOR SUBORDINATED NOTES

                                    DUE 2007

                                   PROSPECTUS
                                         , 2003

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Doane Pet Care Company has authority under Section 145 of the General Corporation Law (the "DGCL") of the State of Delaware, in which Doane is incorporated, to indemnify its officers, directors, employees and agents to the extent provided in such statute. Article VI of Doane's Bylaws provides for indemnification of Doane's officers, directors, employees and agents.



     Section 145 of the DGCL authorizes, among other things, a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation, or of another corporation or other enterprise at the former corporation's request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where a present or former officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorney's fees) that such person actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by (i) a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, (ii) a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (iii) independent counsel if a quorum of disinterested directors so directs or (iv) the corporation's stockholders. Section 145 provides that indemnification pursuant to its provision is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.



     Section 145 of the DGCL also empowers Doane to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Doane, or is or was serving at the request of Doane as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability asserted against or incurred by such person in any such capacity, whether or not Doane would have the power to indemnify such person against such liability under the provisions of Section
145. Doane has purchased and maintains a directors' and officers' liability policy for such purposes.



     Section 102 of the DGCL permits the limitation of directors' personal liability to Doane or its stockholders for monetary damage for breach of fiduciary duties as a director except in certain situations including the breach of a director's duty of loyalty or acts or omissions not made in good faith. Article Tenth of Doane's Certificate of Incorporation limits directors' personal liability to the extent permitted by the DGCL.



     Section 5 of Article VI of Doane's Bylaws provides that Doane may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents, or any person serving at the request of Doane as a director, officer, employee or agent of another corporation, partnership, joint venture, proprietorship, employee benefit plan, trust or other enterprise, against any expense, liability or loss, whether or not Doane would have the power to indemnify such person against such expense, liability or loss under the DGCL.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Doane pursuant to the foregoing provisions, Doane has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
  *4.1    --  Indenture dated November 12, 1998 between Doane Pet Care
              Company and Wilmington Trust Company (incorporated by
              reference to Exhibit 10.12 of Doane Pet Care Enterprises,
              Inc. Registration Statement on Form S-1, Reg. No. 333-61027)
  *5.1    --  Opinion of Vinson & Elkins L.L.P. (previously filed as
              Exhibit 5.1 of Doane Pet Care Company Registration Statement
              on Form S-4, Reg. No. 333-70759)
**12.1    --  Statement regarding computation of ratios
**23.1    --  Independent Auditors' Consent
 *23.2    --  Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
**24.1    --  Powers of Attorney (included herein)
 *25.1    --  Statement of Eligibility of Trustee


---------------

 * Previously filed.

** Filed herewith

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that the undertakings set forth in paragraphs (i) and
     (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     THE UNDERSIGNED REGISTRANT HEREBY UNDERTAKES THAT, FOR PURPOSES OF DETERMINING ANY LIABILITY UNDER THE SECURITIES ACT OF 1933, EACH FILING OF THE REGISTRANT'S ANNUAL REPORT PURSUANT TO SECTION 13(A) OR SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 THAT IS INCORPORATED BY REFERENCE IN THIS REGISTRATION STATEMENT SHALL BE DEEMED TO BE A NEW REGISTRATION STATEMENT RELATING TO THE SECURITIES OFFERED THEREIN, AND THE OFFERING OF SUCH SECURITIES AT THAT TIME SHALL BE DEEMED TO BE THE INITIAL BONA FIDE OFFERING THEREOF.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to be signed on its behalf by the undersigned, thereunto authorized, in the City of Nashville, State of Tennessee on the 7th day of April, 2003.


                                          DOANE PET CARE COMPANY


                                          BY:    /s/ PHILIP K. WOODLIEF

                                            ------------------------------------

                                                     PHILIP K. WOODLIEF


                                             Vice President, Finance and Chief
                                                      Financial Officer



     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas J. Cahill and Philip K. Woodlief and each of them, each one of whom may act without the joinder of the other, as his true and lawful attorney-in-fact to sign on his behalf and in the capacity stated below and to file any and all amendments and post-effective amendments to this registration statement, with all exhibits thereto, with the Securities and Exchange Commission, which amendment or amendments may make such changes and additions to this registration statement as such attorney-in-fact may deem necessary or appropriate.



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.



                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----

               /s/ GEORGE B. KELLY                    Chairman of the Board and Director      April 7,
 ------------------------------------------------                                               2003
                 George B. Kelly

              /s/ DOUGLAS J. CAHILL                   President, Chief Executive Officer      April 7,
 ------------------------------------------------     and Director (Principal Executive         2003
                Douglas J. Cahill                                  Officer)

              /s/ PHILIP K. WOODLIEF                  Vice President, Finance and Chief       April 7,
 ------------------------------------------------        Financial Officer (Principal           2003
                Philip K. Woodlief                            Financial Officer)

              /s/ STEPHEN P. HAVALA                    Corporate Controller (Principal        April 7,
 ------------------------------------------------            Accounting Officer)                2003
                Stephen P. Havala

             /s/ LAWRENCE S. BENJAMIN                              Director                   April 7,
 ------------------------------------------------                                               2003
               Lawrence S. Benjamin

              /s/ EDWARD H. D'ALELIO                               Director                   April 7,
 ------------------------------------------------                                               2003
                Edward H. D'Alelio

             /s/ JERRY W. FINNEY, JR.                              Director                   April 7,
 ------------------------------------------------                                               2003
               Jerry W. Finney, Jr.

                /s/ MATHEW J. LORI                                 Director                   April 7,
 ------------------------------------------------                                               2003
                  Mathew J. Lori

                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----
                /s/ TERRY R. PEETS                                 Director                   April 7,
 ------------------------------------------------                                               2003
                  Terry R. Peets

             /s/ STEPHEN C. SHERRILL                               Director                   April 7,
 ------------------------------------------------                                               2003
               Stephen C. Sherrill

                /s/ PAUL E. SUCKOW                                 Director                   April 7,
 ------------------------------------------------                                               2003
                  Paul E. Suckow

              /s/ JEFFREY C. WALKER                                Director                   April 7,
 ------------------------------------------------                                               2003
                Jeffrey C. Walker

                               INDEX TO EXHIBITS



EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
  *4.1    --    Indenture dated November 12, 1998 between Doane Pet Care
                Company and Wilmington Trust Company (incorporated by
                reference to Exhibit 10.12 of Doane Pet Care Enterprises,
                Inc. Registration Statement on Form S-1, Reg. No. 333-61027)
  *5.1    --    Opinion of Vinson & Elkins L.L.P. (previously filed as
                Exhibit 5.1 of Doane Pet Care Company Registration Statement
                on Form S-4, Reg. No. 333-70759)
**12.1    --    Statement regarding computation of ratios
**23.1    --    Independent Auditors' Consent
 *23.2    --    Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
**24.1    --    Powers of Attorney (included herein)
 *25.1    --    Statement of Eligibility of Trustee



---------------


 * Previously filed.


** Filed herewith